UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42669

PITANIUM LIMITED

(Registrant’s Name)

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 10, 2026, Pitanium Limited issued a press release titled “Pitanium Limited Announces Receipt of Nasdaq Delisting Determination Notice.”

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release Dated July 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2026	PITANIUM LIMITED

	By:	/s/ Ying Yeung Wong
	Name:	Ying Yeung Wong
	Title:	Chief Executive Officer and Director